UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Interim Report on Operations as of 31 March 2015

►    REVENUES: 5.1 BILLION EUROS, -2.6% COMPARED WITH Q1 2014

►    EBITDA: OVER 2 BILLION EUROS, -7.7% COMPARED WITH Q1 2014 WITH AN EBITDA MARGIN OF 40.2%

►    EBIT: 979 MILLION EUROS, -188 MILLION euros COMPARED WITH Q1 2014 WITH AN EBIT MARGIN OF 19.4%

►    NET PROFIT ATTRIBUTABLE  TO PARENT COMPANY SHAREHOLDERS: 80 MILLION EUROS.  THIS FIGURE IS NEGATIVELY AFFECTED BY THE EFFECTS OF THE BOND BUYBACK TRANSACTION, AS WELL AS BY THE VALUATION DYNAMICS OF THE MANDATORY CONVERTIBLE BOND. WITHOUT THESE IMPACTS THE PROFIT FIGURE FOR THE FIRST QUARTER 2015  WOULD HAVE BEEN OVER 300 MILLION EUROS. IN THE FIRST QUARTER OF 2014 PROFITS WERE 222 MILLION EUROS

►    LIQUIDITY MARGIN AS OF  31 March 2015: 14.1 BILLION EUROS, ALLOWS MATURITIES TO BE COVERED FOR A PERIOD EXCEEDING THE NEXT 24 MONTHS

►    INVESTMENTS DURING THE QUARTER TOTALLED APPROXIMATELY ONE BILLION euros. The HIGHER investments, both in Italy and in Brazil, were in line with THE GUIDELINES IN THE INDUSTRIAL PLAN. TO DATE THE FIBRE OPTIC NETWORK IN ITALY COVERS 32% OF THE POPULATION (OVER 140 MUNICIPALITIES), AND THE  4G MOBILE NETWORK COVERS OVER 80% OF THE POPULATION

***

The results of the first quarter of 2015 will be illustrated to the financial community during a conference call scheduled for tomorrow 8 May at 12 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 0633168.

Those unable to connect live may follow the presentation until 15 May by calling: +39 06334843 (access code 780868#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Interim Report on Operations of the Telecom Italia Group as of 31 March 2015 has been drawn up in accordance with article 154–ter (Financial Reports) of Legislative Decree No. 58/1998 (Consolidated Finance Law [Testo Unico della Finanza]- TUF), as subsequently amended and supplemented. This document also includes the Abbreviated Consolidated Financial Statements as of 31 March 2015 prepared in accordance with IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The Abbreviated Financial Statements as of 31 March 2015 are not audited.

The accounting policies and consolidation principles adopted in preparing the Abbreviated Consolidated Financial Statements as of 31 March 2015 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2014, to which reference can be made, except for the application of new Standards/Interpretations adopted by the Group from 1 January 2014. Moreover, as illustrated in the notes to the Group Abbreviated Consolidated Financial Statements as of 31 March 2015, the new Standards/Interpretations have not had any effect on the Group's Abbreviated Consolidated Financial Statements.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt.

Note that the section "Business Outlook for the 2015 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 7 May 2015

The Telecom Italia Board of Directors, chaired today by Giuseppe Recchi, examined and approved the Group’s Interim Report on Operations as of 31 March 2015.

The first quarter of 2015 confirmed the trend to progressive recovery in domestic turnover, with a lower sequential decline than in previous quarters, thanks to the attenuation of the dynamic of contraction of traditional services and the development of innovative ones. In particular, there was a continuous strengthening of competitive positioning in the Mobile segment, where market shares were maintained and limited erosion of average revenues per user (ARPU), supported in particular by higher penetration of mobile internet. In the Fixed segment, the recovery in revenue trend was supported by improvement in broadband ARPU, progressive growth in ADSL customers, with premium bundle/flat offers, and the development of ICT services.

The investments made in the quarter, equal to approximately one billion euros, confirm the acceleration programme set out in the industrial plan for the three year period 2015-17. In Italy, the strong push in new generation infrastructure enabled the Company, to date, to cover 32% of the population with fibre optic (NGN), with around 8 million homes reached, and to reach over 80% of the population with the 4G (LTE) mobile network. With around 9 million kilometres of fibre already laid in the country, more than half that provided for in the Strategic Plan for the end of 2017 (16 million kms), and 40,000 cabinets connected in fibre, Telecom Italia confirms itself as the engine for the infrastructure development of the Country.

Net consolidated profit attributable to Parent Company shareholders for the first quarter of 2015 stood at 80 million euros, affected by negative impact of the bond buyback transactions and some items of a purely accounting and valuation nature that do not generate any financial adjustment, connected in particular to the fair value valuation of the implicit option embedded in the Mandatory Convertible Bond (a three year obligatory convertible bond issued in November 2013). In the absence of these impacts the profits of the first quarter of 2015 would have been over 300 million euros.

In Brazil, the market has been affected by a deterioration in the macroeconomic scenario, which caused a lower internal demand, an increase in inflation now at levels exceeding 8% and a sharp devaluation of the reais against other currencies. These elements contributed to a general slowdown of growth in the mobile market compared to the previous quarters.

In such a context, TIM Brasil stabilised its market share in the Mobile segment, significantly expanded its postpaid customer base, but, at the same time, registered a worsening revenue trend due to the acceleration in substitution process from traditional voice/SMS services to mobile data apps, and a further reduction in mobile termination rates (MTR) in force since the end of February 2015. The negative dynamics in mobile revenues was partly mitigated by growth in the turnover of the Fixed segment, in particular in the wholesale business of Intelig and Broadband segment of TIM Live.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

During the course of the first quarter of 2015, the perimeter changed as follows:

•  INWIT S.p.A. (Domestic Business Unit): was established in January 2015.

The following changes to the consolidation scope occurred during 2014:

•  Telecom Italia Ventures S.r.l. (Domestic Business Unit): was established in July 2014;

•  Rete A S.p.A. (Media Business Unit): on 30 June 2014 Persidera S.p.A. acquired 100% of the company, and as a consequence, Rete A became part of the consolidation scope of the Group and was fully consolidated; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•  TIMB2 S.r.l. (Media Business Unit): was established in May 2014;

•  Trentino NGN S.r.l. (Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group's consolidation scope.

TELECOM ITALIA GROUP

Revenues in Q1 2015 amounted to 5,053 million euros, down 2.6% from the 5,188 million euros recorded in Q1 2014 (-135 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 3.1% (-163 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	Q1 2015		Q1 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	3,631	71.9	3,728	71.9	(97)	(2.6)	(3.0)
Core Domestic	3,355	66.4	3,469	66.9	(114)	(3.3)	(3.3)
International Wholesale	310	6.1	301	5.8	9	3.0	(1.6)
Olivetti	51	1.0	49	0.9	2	4.1	4.1
Brazil	1,411	27.9	1,451	28.0	(40)	(2.8)	(3.3)
Media and Other Assets	21	0.4	15	0.3	6
Adjustments and eliminations	(10)	(0.2)	(6)	(0.2)	(4)
Consolidated Total	5,053	100.0	5,188	100.0	(135)	(2.6)	(3.1)

EBITDA for the first three months of 2015 amounted to 2,031 million euros down by 169 million euros (-7.7%) compared to the same period of the previous year, with an EBITDA margin of 40.2% (42.4% in the first three months of 2014). In organic terms, the EBITDA is down 179 million euros (-8.1%) compared with the same period of the previous year.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	Q1 2015		Q1 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	1,610	79.3	1,792	81.5	(182)	(10.2)	(10.4)
% of Revenues	44.3		48.1			(3.8) pp	(3.7) pp
Brazil	415	20.4	406	18.5	9	2.2	1.6
% of Revenues	29.4		28.0			1.4 pp	1.4 pp
Media and Other Assets	7	0.4	3	0.1	4
Adjustments and eliminations	(1)	(0.1)	(1)	(0.1)	−
Consolidated Total	2,031	100.0	2,200	100.0	(169)	(7.7)	(8.1)
% of Revenues	40.2		42.4			(2.2) pp	(2.2) pp

EBIT in Q1 2015 is 979 million euros, down by 188 million euros compared with Q1 2014, and an EBIT margin of 19.4% (22.5% in Q1 2014).

Organic EBIT was down 193 million euros compared to the first quarter of 2014, with an EBIT margin of 19.4% (22.5% in Q1 2014).

Consolidated net profit attributable to Parent Company Shareholders amounted to 80 million euros  (222 million euros in the same period of 2014).

Capex in Q1 2015 was 964 million euros, up 280 million euros on Q1 2014, and breaks down as follows by operational sector:

(million euros)	Q1 2015		Q1 2014		Change
		% of total		% of total

Domestic	676	70.1	493	72.1	183
Brazil	287	29.8	189	27.6	98
Media and Other Assets	1	0.1	2	0.3	(1)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	964	100.0	684	100.0	280
% of Revenues	19.1		13.2		5.9 pp

Capital expenditure for the Domestic Business Unit recorded an increase of 183 million euros compared to Q1 2014. Much of this is due to the expenditure of 117 million euros for the renewal for 3 years of the GSM licence, and the innovative investments dedicated to developing new generation networks and services (+83 million euros), which represented 33% of total domestic investment (28% in the corresponding period of 2014).

Capital expenditure in the Brazil Business Unit shows an increase of 98 million euros compared to the first quarter of 2014, in the substantial absence of the exchange rate effect; these investments were primarily directed to the evolution of the industrial infrastructure.

The cash flow from operations is negative by 455 million euros  (negative by 14 million euros in Q1 2014) and is affected by the seasonal dynamics of disbursements related to liabilities accrued in the last quarter of the previous financial year, the payment of telecommunications business operating contributions of over 224 million euros by the Brazil Business Unit, and lower recourse to factoring of commercial payables, due to a cash situation temporarily higher than the optimum levels in a context of low returns; the impact of less income from factoring will be recovered during the year.

Adjusted net financial debt as of 31 March 2015 was 27,430 million euros, down by 99 million euros compared to 31 March 2014 (27,529 million euros), an increase of 779 million euros compared to 31 December 2014 (26,651 million euros), affected by the aforementioned negative generation of cash from operations in the quarter.

Net financial book debt was equal to 29,003 million euros as of 31 March 2015 (compared to 28,021 million euros as of 31 December 2014).

The liquidity margin as of 31 March 2015 is 14.1 billion euros, (13.1 billion euros as of 31 December 2014) net of 0.2 billion euros relating to Discontinued Operations and consists of 7.1 billion euros in cash (6.1 billion euros as of 31 December 2014) and undrawn committed credit lines totalling 7 billion euros (equal to those existing as of 31 December 2014). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Group headcount for the Group as of 31 March 2015, excluding the 16,362 units related to Discontinued Operations, was 65,837, including 52,806 in Italy (66,025 as of 31 December 2014, including 52,882 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 31 March 2015 are reported in the press release issued on 5 May, following the meeting of the Board of Directors of the Company.

DOMESTIC

Domestic revenues fell by 2.6% in reported terms and 3.0% in organic terms to 3,631 million euros (3,728 million euros in Q1 2014).

Performance in the first quarter of 2015 in terms of the change compared to the same quarter of 2014 shows a further reduction (-2.6%, -97 million euros), but confirms the trend to progressive recovery that started in the second half of the previous year (fourth quarter of 2014:  -5.0%; third quarter: -5.0%; second quarter: -8.2%; first quarter: -8.3%).

This recovery in performance can be attributed to a progressive stabilisation of the customer base and ARPU on traditional services, combined with the defence of market shares - particularly in the Mobile segment - and acceleration of the development of broadband and ultrabroadband services.

Highlights:

►     Core Domestic Revenues

Core Domestic revenues amount to 3,355 million euros and fell by 3.3% YoY (3,469 million euros in the first three months of 2014).

The performance of the various market segments as compared with the same period of 2014 is as follows:

•        Consumer: the revenues of Q1 for the Consumer segment amounted to 1,723 million euros, with a reduction of 26 million euros compared to the same period of 2014 (-1.5%). This performance, although slightly negative, confirms the recovery trend observed from the second half of 2014 onwards (-5.1% in the fourth quarter; -5.2% in the third quarter; -9.2% in the second quarter; -11.7% in the first quarter). In particular, Mobile service revenues registered a reduction of 32 million euros (-4.3%) compared to the same period of the previous year, improving from the -7.2% registered in the last quarter of 2014 (-6.6% in the third quarter, -13.7% in the second quarter and -16.9% in the first quarter) thanks to a structural improvement in competitive positioning, a progressive stabilisation of the market share and a constant growth in mobile Internet service. The Wireline service revenues trend (-1.4%  YoY, -13 million euros) also confirmed the improving trend already seen from the second half of 2014 onwards (-3.4% in the fourth quarter; -6.1% in the third quarter; -7.9% in the second quarter; -6.2% in the first quarter), following the Broadband ARPU stabilisation, as a result of higher penetration of flat offers in our customer base and the constant upselling to Fibre; as a consequence, ARPU has also started to show a steady improvement, after upgrading services to Fibre.

•            Business: in Q1 2015 revenues stood at 1,138 million euros, declining by 64 million euros (-5.3%) compared to Q1 2014 (including -72 million euros, equal to -6.4%, on services).  Within the Mobile services revenues (-16 million euros, -5.3% lower than the same period in 2014), traditional voice and messaging services are still declining (-22 million euros) mainly due to customers repositioning on bundle offers, which are characterised by  lower ARPU levels. The negative macro-economic context continues to affect fixed service revenues (-56 million euros, -6.6% in the first quarter of 2015 compared to the same period in the previous year), due to price declines both in traditional voice and data services, partially offset by constant growth in ICT revenues, particularly on Cloud services (+37% compared to the first quarter of 2014);

•         National Wholesale: revenues for Q1 2015 amount to 448 million euros, down by 13 million euros (-2.8%) on 2014. The downturn is primarily attributable to the start of migration to IP and Ethernet infrastructure solutions and the reduction of revenues from mobile traffic on domestic roaming.

►     Telecom Italia Sparkle Group (International Wholesale) Revenues

The Q1 2015 Telecom Italia Sparkle Group (International Wholesale) revenues amounted to 310 million euros, an increase compared to the corresponding period of 2014 (+9 million euros, +3.0%). In particular, the increase is related to revenues contribution from IP/Data services (+9 million euros, +14%) and from phone services (+3 million euros, +1%). The other business segments remain substantially stable (- 2 million euros, -1%).

►     Olivetti Revenues

The revenues of the Olivetti group in the first three months of 2015 amounted to 51 million euros, up by 2 million euros compared with the same period of 2014 (+4.1%). This performance is due primarily to the supply of multifunctional products on long term rental contracts (+8 million euros compared to the first quarter of 2014) which compensate for the fall in sales from channels in the Italian market (-5 million euros compared to the same period in 2014) and foreign markets (-1 million euros compared to the same quarter of 2014). At product level, there was a fall in sales of devices (PCs and tablets) for 9 million euros, linked to a redimensioning of sales activity on these types of products.

The EBITDA  of the Domestic Business Unit in Q1 2015 amounted to 1,610 million euros, with a reduction of 182 million euros compared to the same period of 2014 (-10.2%), with an EBITDA margin of 44.3% (-3.8 percentage points compared to the same period of 2014). The results are affected both by the contraction in service revenues (-119 million euros compared to the same period of the 2014 financial year) and by the increase in operating costs, particularly personnel costs.

The EBIT of the Domestic Business Unit in the first quarter of 2015 is 814 million euros (990 million euros in the same period of 2014); the EBIT margin fell from the 26.6% of the first quarter of 2014 to the 22.4% of the first quarter of 2015. The trend in EBIT reflects the contraction in EBITDA described earlier, partially offset by the reduction in depreciation and amortisation (-43 million euros), due partly, among other things, to the revision of the useful life of the passive infrastructure of the Mobile telephony Base Radio Stations, which reduced depreciation by a total of 33 million euros.

It should be recalled that the EBIT of the first quarter of 2014 was affected by the effects of the measurement of capital gains of some 38 million euros deriving from the sale of a property in Milan by Telecom Italia S.p.A..

The headcount, of 52,965 employees, fell by 111 units compared to 31 December 2014.

BRAZIL

(average real/euro exchange rate 3.22251)

The revenues of the Tim Brasil group in Q1 2015 amounted to 4,547 million reais, down by 155 million reais compared to the same period of 2014 (-3.3%). Revenues from services reached 3,940 million reais, with a reduction of 159 million reais compared to 4,099 million reais in the same period of 2014 (-3.9%). The lower turnover is attributable primarily to the revenue component from incoming mobile traffic, above all because of the further reduction in the mobile termination rates (MTR) introduced in February 2015 (-286 million reais, -38.9%), the impact of which was partially offset by the increase recorded in turnover from mobile VAS devices (+228 million reais, +21.3%); revenues from product sales amounted to 607 million reais in the first quarter of 2015 (+0.7%, 603 million reais in the first quarter of 2014), due principally to the different product mix, with growth in the smartphone component and a higher average sale price.

Mobile ARPU in Q1 2015 was 16.7 reais compared to 18.0 reais in the same period of 2014 (-7,2%). The trend in ARPU reflects the reduction in mobile termination rate  mentioned earlier.

The total number of lines as of 31 March 2015 was estimated at 75.7 million, substantially unchanged compare with the figure of 31 December 2014, corresponding to a market share on lines of approximately 26.8%.

EBITDA of 1,337 million reais was 21 million reais higher than in the same period of 2014 (+1.6%). The EBITDA increase was essentially sustained by lower costs for purchasing materials and services, mainly attributable to the lower fees payable to other operators and the reduction in other operating costs, despite the higher personnel costs. The EBITDA margin was 29.4%, up 1.4 percentage points on Q1 2014.

EBIT amounted to 527 million reais a worsening of 61 million reais on Q1 2014. This result, despite the improvement in EBITDA, is partly attributable to the increased depreciation and amortisation of 83 million reais (811 million reais in the first three months of 2015 compared with 728 million reais in the same period of 2014).

Headcount stood at 12,765 employees (12,841 as of 31 December 2014).

***

EVENTS SUBSEQUENT TO 31 March 2015

Bond buyback

See the Press Release on the same subject issued on 22 April 2015 by Telecom Italia S.p.A..

Sale of Telecommunications Towers by the Tim Brasil group

On 21 November 2014, the Tim Brasil group signed an agreement with American Tower do Brasil to sell a maximum of 6,481 telecommunications towers, for a total price of approximately 3 billion reais, and an agreement to lease part of these towers (Master Lease Agreement - "MLA") with a total duration of 20 years.

The first transfer of transmission towers to American Tower do Brasil took place on 29 April 2015. The latter thus acquired 4,176 sites, in exchange for payment of approximately 1.9 billion reais.

Completion of the sale of the remaining maximum 2,305 telecommunications towers is expected to take place in the coming months.

Transfer of the Tower branch to INWIT S.p.A.

The transfer from Telecom Italia S.op.A. to subsidiary Infrastructure Wireless Italiane S.p.A. (“INWIT”), of the branch of the business  that comprises approximately 11,500 sites ("Towers") hosting radio transmission equipment for the mobile telephony networks of Telecom Italia itself, and other operators, was completed on 1 April 2015.

Plan for merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. approved by the Telecom Italia Media S.p.A. Shareholders' Meeting

See the Press Release on the same subject issued on 30 April 2015 by Telecom Italia Media S.p.A..

***

OUTLOOK FOR THE 2015 FINANCIAL YEAR

2015 will see the telecommunications market continue to show a fall in traditional services (access and voice), partly offset by the development of revenues from innovative services due to the increasing demand for connectivity and digital services; it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, but considerably less so than that seen in previous years, particularly on Mobile. In Brazil growth is forecast, albeit at lower rates than those recorded in previous years, due to the progressive penetration and saturation of the Mobile market, the migration away from traditional voice-SMS services towards internet services and the impact of the reduction in mobile termination rates (MTR) .

In this context, the Telecom Italia Group – as announced in the 2015-2017 Plan – will continue to defend its market shares and invest in the development of infrastructures, with a heavy increase in innovative investments. More specifically, the five areas of technological development will regard fixed ultrabroadband with optic fibre, mobile ultrabroadband, the development of new data centres to support cloud services, international fibre connections and the transformation of industrial processes aimed at ensuring a structural reduction of the operating costs by simplifying and modernising the infrastructures.

The aim of this acceleration of investments is to create the foundations for stabilisation and recovery of turnover based increasingly on the spread of innovative services with digital content.

Overall investments in the Domestic area in the plan horizon will total more than 10 billion euros, around 5 billion euros of which solely for innovative developments (NGN, LTE, Cloud Computing , Data Centres, Sparkle and Transformation), which by 2017 will enable 75% of the population to access optic fibre, and over 95% to access 4G. In Brazil the investments will total over 14 billion reias, with the aim to extend 4G coverage to over 15,000 sites, and 3G coverage to over 14,000 sites by 2017.

In this context, for the current year and in line with the trends described in the 2015 - 2017 three-year plan, a progressive improvement is expected in operating performance on both the domestic market (with EBITDA stabilisation target in 2016) and in Brazil.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of the Italian Consolidated Law on Financial Intermediation, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•          EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•          Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•          Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

                                                                                    ***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are  the same as those included in the Interim Management Report of the Interim Report at March 31, 2015 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at March 31, 2015 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2014, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2015, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015.

Furthermore, please note that the Condensed Consolidated Financial Statements at March 31, 2015 are unaudited.

TELECOM ITALIA GROUP  -  SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	(a-b)
	(a)	(b)	amount	%

Revenues	5,053	5,188	(135)	(2.6)
Other income	53	84	(31)	(36.9)
Total operating revenues and other income	5,106	5,272	(166)	(3.1)
Acquisition of goods and services	(2,172)	(2,179)	7	0.3
Employee benefits expenses	(833)	(775)	(58)	(7.5)
Other operating expenses	(265)	(267)	2	0.7
Change in inventories	47	23	24	−
Internally generated assets	148	126	22	17.5
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,031	2,200	(169)	(7.7)
Depreciation and amortization	(1,052)	(1,070)	18	1.7
Gains (losses) on disposals of non-current assets	−	37	(37)	−
Impairment reversals (losses) on non-current assets	−	−	−	−
Operating profit (loss) (EBIT)	979	1,167	(188)	(16.1)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(5)	5	−
Other income (expenses) from investments	2	11	(9)	(81.8)
Finance income	1,511	366	1,145	−
Finance expenses	(2,329)	(1,051)	(1,278)	−
Profit (loss) before tax from continuing operations	163	488	(325)	(66.6)
Income tax expense	(74)	(254)	180	70.9
Profit (loss) from continuing operations	89	234	(145)	(62.0)
Profit (loss) from Discontinued operations/Non-current assets held for sale	169	133	36	27.1
Profit (loss) for the period	258	367	(109)	(29.7)
Attributable to:
Owners of the Parent	80	222	(142)	(64.0)
Non-controlling interests	178	145	33	22.8

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Profit (loss) for the period	(a)	258	367

Other components of the Consolidated Statement of Comprehensive Income

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		−	−
Income tax effect		−	−
	(b)	−	−
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	−	−

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		39	24
Loss (profit) transferred to Separate Consolidated Income Statement		(4)	(6)
Income tax effect		(7)	(3)
	(e)	28	15

Hedging instruments:
Profit (loss) from fair value adjustments		539	(26)
Loss (profit) transferred to Separate Consolidated Income Statement		(455)	2
Income tax effect		(22)	4
	(f)	62	(20)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(165)	(175)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(g)	(165)	(175)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Loss (profit) transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(h)	−	−
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(75)	(180)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(75)	(180)
Total comprehensive income (loss) for the period	(a+k)	183	187
Attributable to:
Owners of the Parent		(51)	280
Non-controlling interests		234	(93)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		3/31/2015	12/31/2014	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		29,847	29,943	(96)
Intangible assets with a finite useful life		6,669	6,827	(158)
		36,516	36,770	(254)
Tangible assets
Property, plant and equipment owned		12,293	12,544	(251)
Assets held under finance leases		813	843	(30)
		13,106	13,387	(281)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		36	36	−
Other investments		48	43	5
Non-current financial assets		3,613	2,445	1,168
Miscellaneous receivables and other non-current assets		1,594	1,571	23
Deferred tax assets		1,195	1,118	77
		6,486	5,213	1,273
Total Non-current assets	(a)	56,108	55,370	738
Current assets
Inventories		353	313	40
Trade and miscellaneous receivables and other current assets		6,361	5,615	746
Current income tax receivables		32	101	(69)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		2,142	1,611	531
Cash and cash equivalents		5,507	4,812	695
		7,649	6,423	1,226
Current assets sub-total		14,395	12,452	1,943
Discontinued operations /Non-current assets held for sale
of a financial nature		217	165	52
of a non-financial nature		3,995	3,564	431
		4,212	3,729	483
Total Current assets	(b)	18,607	16,181	2,426
Total Assets	(a+b)	74,715	71,551	3,164

(millions of euros)		3/31/2015	12/31/2014	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		18,282	18,145	137
Non-controlling interests		3,768	3,554	214
Total Equity	(c)	22,050	21,699	351
Non-current liabilities
Non-current financial liabilities		34,327	32,325	2,002
Employee benefits		1,059	1,056	3
Deferred tax liabilities		530	438	92
Provisions		628	720	(92)
Miscellaneous payables and other non-current liabilities		793	697	96
Total Non-current liabilities	(d)	37,337	35,236	2,101
Current liabilities
Current financial liabilities		6,036	4,686	1,350
Trade and miscellaneous payables and other current liabilities		7,604	8,376	(772)
Current income tax payables		21	36	(15)
Current liabilities sub-total		13,661	13,098	563
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		119	43	76
of a non-financial nature		1,548	1,475	73
		1,667	1,518	149
Total Current Liabilities	(e)	15,328	14,616	712
Total Liabilities	(f=d+e)	52,665	49,852	2,813
Total Equity and liabilities	(c+f)	74,715	71,551	3,164

  TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Cash flows from operating activities:
Profit (loss) from continuing operations		89	234
Adjustments for:
Depreciation and amortization		1,052	1,070
Impairment losses (reversals) on non-current assets (including investments)		3	−
Net change in deferred tax assets and liabilities		(11)	105
Losses (gains) realized on disposals of non-current assets (including investments)		−	(38)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	5
Change in provisions for employee benefits		(6)	(5)
Change in inventories		(40)	(27)
Change in trade receivables and net amounts due from customers on construction contracts		(345)	(77)
Change in trade payables		(606)	(496)
Net change in current income tax receivables/payables		49	117
Net change in miscellaneous receivables/payables and other assets/liabilities		(39)	(347)
Cash flows from (used in) operating activities	(a)	146	541
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(429)	(309)
Purchase of tangible assets on an accrual basis		(535)	(375)
Total purchase of intangible and tangible assets on an accrual basis		(964)	(684)
Change in amounts due to fixed asset suppliers		(374)	(569)
Total purchase of intangible and tangible assets on a cash basis		(1,338)	(1,253)
Acquisition of control of companies or other businesses, net of cash acquired		−	(9)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		(1,631)	(110)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	−
Proceeds from sale/repayments of intangible, tangible and other non-current assets		3	74
Cash flows from (used in) investing activities	(b)	(2,966)	(1,298)
Cash flows from financing activities:
Change in current financial liabilities and other		1,327	65
Proceeds from non-current financial liabilities (including current portion)		3,015	1,094
Repayments of non-current financial liabilities (including current portion)		(965)	(2,108)
Share capital proceeds/reimbursements (including subsidiaries)		186	−
Dividends paid		(3)	−
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	3,560	(949)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	9	(190)
Aggregate cash flows	(e=a+b+c+d)	749	(1,896)
Net cash and cash equivalents at beginning of the period	(f)	4,910	6,296
Net foreign exchange differences on net cash and cash equivalents	(g)	(57)	(84)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,602	4,316

Additional Cash Flow information

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Income taxes (paid) received		(18)	(16)
Interest expense paid		(771)	(873)
Interest income received		149	158
Dividends received		−	−

Analysis of Net Cash and Cash Equivalents

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		4,812	5,744
Bank overdrafts repayable on demand – from continuing operations		(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,910	6,296
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		5,507	3,945
Bank overdrafts repayable on demand – from continuing operations		(31)	(55)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		126	426
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		5,602	4,316

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	3/31/2015	12/31/2014	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	25,084	23,440	1,644
Amounts due to banks, other financial payables and liabilities	8,296	7,901	395
Finance lease liabilities	947	984	(37)
	34,327	32,325	2,002
Current financial liabilities (*)
Bonds	3,905	2,645	1,260
Amounts due to banks, other financial payables and liabilities	1,968	1,872	96
Finance lease liabilities	163	169	(6)
	6,036	4,686	1,350
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	119	43	76
Total gross financial debt	40,482	37,054	3,428
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(3,607)	(2,439)	(1,168)
	(3,613)	(2,445)	(1,168)
Current financial assets
Securities other than investments	(1,617)	(1,300)	(317)
Financial receivables and other current financial assets	(525)	(311)	(214)
Cash and cash equivalents	(5,507)	(4,812)	(695)
	(7,649)	(6,423)	(1,226)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(217)	(165)	(52)
Total financial assets	(11,479)	(9,033)	(2,446)
Net financial debt carrying amount	29,003	28,021	982
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,573)	(1,370)	(203)
Adjusted Net Financial Debt	27,430	26,651	779
Breakdown as follows:
Total adjusted gross financial debt	37,303	34,421	2,882
Total adjusted financial assets	(9,873)	(7,770)	(2,103)
(*) of which current portion of medium/long-term debt:
Bonds	3,905	2,645	1,260
Amounts due to banks, other financial payables and liabilities	1,398	1,413	(15)
Finance lease liabilities	163	169	(6)

TELECOM ITALIA GROUP  -  INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%	% organic

Revenues	3,631	3,728	(97)	(2.6)	(3.0)
EBITDA	1,610	1,792	(182)	(10.2)	(10.4)
EBITDA margin	44.3	48.1		(3.8)pp	(3.7)pp
EBIT	814	990	(176)	(17.8)	(18.0)
EBIT margin	22.4	26.6		(4.2)pp	(4.1)pp
Headcount at period- end (number)	52,965	(1) 53,076	(111)	(0.2)

(1)  Headcount  at  December 31, 2014.

Core Domestic

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

Revenues	3,355	3,469	(114)	(3.3)
Consumer	1,723	1,749	(26)	(1.5)
Business	1,138	1,202	(64)	(5.3)
National Wholesale	448	461	(13)	(2.8)
Other	46	57	(11)	(19.3)
EBITDA	1,578	1,759	(181)	(10.3)
EBITDA margin	47.0	50.7		(3.7)pp
EBIT	806	980	(174)	(17.8)
EBIT margin	24.0	28.3		(4.3)pp
Headcount at period-end (number)	51,789	(1) 51,849	(60)	(0.1)

(1)  Headcount  at  December 31, 2014.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%	% organic	% Organica

Revenues	310	301	9	3.0	(1.6)	(1,6)
of which third parties	247	235	12	5.1	(0.8)	(0,8)
EBITDA	43	45	(2)	(4.4)	(14.0)	(14,0)
EBITDA margin	13.9	15.0		(1.1)pp	(2.0)pp	(2,0)pp
EBIT	17	21	(4)	(19.0)	(29.2)	(29,2)
EBIT margin	5.5	7.0		(1.5)pp	(2.1)pp	(2,1)pp
Headcount at period-end (number)(*)	638	(1) 641	(3)	(0.5)

Olivetti

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

Revenues	51	49	2	4.1
EBITDA	(9)	(10)	1	10.0
EBITDA margin	(17.6)	(20.4)		2.8pp
EBIT	(10)	(11)	1	9.1
EBIT margin	(19.6)	(22.4)		2.8pp
Headcount at period-end (number)(*)	538	(1) 586	(48)	(8.2)

(1)      Headcount  at  December 31, 2014.

 (*)     Includes employees with temp work contracts: zero employees at March 31,2015 (4  at December 31, 2014).

   ***

Brazil

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter	1st Quarter	1st Quarter	1st Quarter	Change
	2015	2014	2015	2014	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	1,411	1,451	4,547	4,702	(155)	(3.3)
EBITDA	415	406	1,337	1,316	21	1.6
EBITDA margin	29.4	28.0	29.4	28.0		1.4pp
EBIT	163	181	527	588	(61)	(10.4)
EBIT margin	11.6	12.5	11.6	12.5		(0.9)pp
Headcount at period-end (number)			12,765	(1) 12,841	(76)	(0.6)

(1)  Headcount  at  December 31, 2014.

TELECOM ITALIA GROUP  -  RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL REVENUES	5,053	5,188	(135)	(2.6)
Foreign currency financial statements translation effect		22	(22)
Changes in the scope of consolidation		6	(6)
COMPARABLE REVENUES	5,053	5,216	(163)	(3.1)

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL EBITDA	2,031	2,200	(169)	(7.7)
Foreign currency financial statements translation effect		7	(7)
Changes in the scope of consolidation		3	(3)
COMPARABLE EBITDA	2,031	2,210	(179)	(8.1)

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL EBIT	979	1,167	(188)	(16.1)
Foreign currency financial statements translation effect		4	(4)
Changes in the scope of consolidation		1	(1)
COMPARABLE EBIT	979	1,172	(193)	(16.5)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2015:

(billions of euros)	3/31/2015		12/31/2014
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due May 2017	4.0	-	4.0	-
Revolving Credit Facility – due March 2018	3.0	-	3.0	-
Total	7.0	-	7.0	-

Telecom Italia has two syndicated RCFs for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and on March 25, 2018, both not utilized.

Furthermore, Telecom Italia has a bilateral Term Loan expiring on August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, drawn down for the full amount.

On October 20, 2014 Telecom Italia signed a 5-year bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 150 million euros, drawn down for the full amount.

On November 10, 2014 Telecom Italia signed a 5-year bilateral Term Loan with Mediobanca for the amount of 200 million euros, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first quarter 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 1,000 million euros 3.250% due 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. convertible bond (*) in ordinary shares 2,000 million euros 1.125% due 3/26/2022	Euro	2,000	3/26/2015

(*) The conversion of the notes will happen only following the approval of the correlated capital injection from Telecom Italia S.p.A. Shareholders’ Meeting called on May 20, 2015.

Buybacks

On January 21, 2015, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between June 2015 and September 2017, repurchasing a total nominal amount of 810.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. 1 billion euros, due January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. 1 billion euros, due September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

(1) Net of 172 million euros repurchased by the company in 2014.

(2) Net of 228 million euros repurchased by the company in 2014.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 198 million euros (nominal value) as of March 31, 2015 and increased by 2 million euros in comparison with December 31, 2014 (196 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2015 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,804 million euros with the following detail:

•                                   514 million euros, due June 16, 2015;

•                                   711 million euros, due October 1, 2015;

•                                   120 million euros, due November 23, 2015;

•                                   688 million euros, due December 29, 2015;

•                                   663 million euros, due January 25, 2016;

•                                   708 million euros, due March 21, 2016;

•                                   400 million euros, due June 7, 2016.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), as at March 31, 2015, the total nominal amount of outstanding loans amounted to 2,600 million euros, of which 600 million euros at direct risk and 2,000 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

•      in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 2,000 million euros need to apply the following covenants:

•      “Inclusion clause”, provided on loans for a total amount of 1.15 billion euros, according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•      “Network Event”, clause provided on loans for a total amount of 850 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of March 31, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter	1st Quarter
	2015	2014

Other operating expenses:
Sundry expenses	(1)	−
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(1)	−
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	−	38
Impact on EBIT - Operating profit (loss)	(1)	38
Other income (expenses) from investments:
Fair value measurement of the investment in Trentino NGN S.r.l.	−	11
Impact on profit (loss) before tax from continuing operations	(1)	49
Income taxes on non-recurring items	−	(17)
Impact on profit (loss) for the period	(1)	32

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager